ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 11 DECEMBER 2008	OTCBB Code: OBTLY

ORBITAL - HALF YEAR EARNINGS GUIDANCE

PERTH, AUSTRALIA – 11 December 2008: Orbital Corporation Limited (ASX: OEC – “Orbital”) today provided updated guidance on its financial results for the half year ending 31 December 2008.

Orbital advised at its Annual General Meeting in October that as a result of a softening of trading conditions in a number of its, and Synerject’s, key customer markets, particularly the North American marine market it expected to post a loss in the first half of the year; and that the full year result for 2008/09 could be a loss overall.

With the continued deterioration in global economic and financial conditions since the Company’s AGM, the Company advises that it now expects a net loss in the first half in the range of $2.2 million to $2.7 million and confirms the previous guidance of a loss for the financial year.

While Orbital does not anticipate a significant turnaround in its major customers’ markets in the near term Orbital does expect relatively improved trading in the second half - in line with the normal seasonal trend experienced in previous years.

Notwithstanding the current difficult trading conditions, Orbital has strengthened its financial position with cash at 30 November 2008 increasing to $12.2 million compared with $8.8 million at 30 June 2008.

During the first half Orbital received $2.8 million from the Federal Government, which is being used to invest in a heavy-duty engine testing facility in Perth. Taking into account this capital commitment, Orbital expects it has sufficient remaining cash to support anticipated operating requirements for the foreseeable future.

Orbital has an option to maintain its ownership of Synerject LLC (Orbital’s manufacturing joint venture with Continental Corporation) at 50%, for a cash outlay of US$4 million. Orbital is reviewing this option in line with overall management of capital and operating cash requirements.

“The global slowdown has presented Orbital and its customers with a challenging market place and we are clearly not immune to the impact of the current financial and economic conditions” said Orbital’s CEO Terry Stinson. “We intend to manage our costs carefully but maintain critical engineering expertise to ensure that we stay competitive and do not forego our future strategic opportunities”.

“Under these difficult and uncertain conditions we are in the fortunate position of having a strong balance sheet,” said Orbital’s Chairman Peter Day. “Our cash position should ensure that we can maintain our operating capability and take up future business opportunities as they arise.”

ENDS

CONTACTS	Mr Peter Day Chairman Mr Terry Stinson CEO	Telephone +61 (0) 407 849 965 +61 8 9441 2462 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.